Balaton Power Inc.
Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2

Phone: 604.533.5075	Fax: 604.533.5065

July 28, 2010

For Immediate Release

BALATON ANNOUNCES CLOSING OF PRIVATE PLACEMENT

Balaton Power Inc. (the “Company”) (OTCBB Symbol BPWRF) announces that, further to its news releases of March 24 and March 25, 2010, it has closed the non-brokered private placement and received gross proceeds of US$180,000 for a total of 9,000,000 units of the Company as follows:

A placement of 9,000,000 units, each unit consisting of one common share of the Company and two share purchase warrants (an “A Warrant” and a “B Warrant”, respectively). Each A Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US$0.03 until July 27, 2011 and each B Warrant is exercisable to purchase one additional common share of the Company at an exercise price of US$0.03 until July 27, 2012. A finder’s fee was payable on a small portion of the placement.

The securities issued pursuant to the placement are subject to a hold period expiring November 28, 2010.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS

“Michael Rosa”

Michael Rosa
Director